UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nabriva Therapeutics AG

(Name of Issuer)

Common Shares, nominal value €1.00 per share, and

American Depositary Shares, each representing one-tenth (1/10) of one Common Share

(Title of class of securities)

62957M104

(CUSIP number)

July 19, 2016

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 106,511 (1)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 106,511 (1)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 106,511 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 5.0% (2)
12.	Type of Reporting Person: CO

(1)	Represents 1,065,113 American Depositary Shares (“ADS”). Each ADS represents one-tenth (1/10th) of one Common Share.
(2)	Based upon the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 10, 2016, which reported 2,120,543 Common Shares outstanding as of March 31, 2016.

This Schedule 13G relates to the common shares, nominal value €1.00 per share (the “Common Shares”), of Nabriva Therapeutics AG (the “Issuer”) a corporation formed under the laws of the Republic of Austria. Certain Common Shares of the Issuer are represented by American Depositary Shares (“ADS”). Each ADS represents one-tenth (1/10th) of one Common Share. The ADS are listed on the NASDAQ Global Market under the ticker symbol “NBRV.”

Item 1.	(a) Name of Issuer:

Nabriva Therapeutics AG

(b) Address of Issuer’s Principal Executive Offices:

Leberstrasse 20
1110 Vienna, Austria

Item 2.	(a) Name of Person Filing:

Novo A/S, a Danish limited liability company, is wholly owned by Novo Nordisk Fonden (the “Foundation”), a Danish commercial foundation. Novo A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and NNIT A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo A/S.

(b) Address or Principal Business Office or, if none, Residence:

Tuborg Havnevej 19
2900 Hellerup, Denmark

(c) Citizenship or Place of Organization:

Novo A/S: Denmark

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

62957M104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	106,511	(1)(2)
(b) Percent of class:	5.0	%(3)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	106,511	(1)(2)
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	106,511	(1)(2)
(iv) Shared power to dispose or to direct the disposition of:	0

(1)	Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the shares (or ADS) beneficially owned by Novo A/S (the “Novo Shares”). The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares.
(2)	Represents 1,065,113 American Depositary Shares (“ADS”). Each ADS represents one-tenth (1/10th) of one Common Share.
(3)	Based upon the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 10, 2016, which reported 2,120,543 Common Shares outstanding as of March 31, 2016.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2016	Novo A/S

/s/ Thomas Dyrberg
By: Thomas Dyrberg
Its: Chief Executive Officer